SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

15 November 2012

BP ANNOUNCES RESOLUTION OF ALL CRIMINAL AND SECURITIES
CLAIMS BY U.S. GOVERNMENT AGAINST COMPANY
RELATING TO DEEPWATER HORIZON ACCIDENT

· paid in installments over a period of five years

· Resolution of all securities claims with Securities and Exchange Commission includes $525 million paid in installments over a period of three years.

· Existing $38.1 billion charge against income to increase by approximately $3.85 billion

· BP is prepared to vigorously defend itself against remaining civil claims

London - BP today announced that it has reached agreement with the United States government, subject to court approval, to resolve all federal criminal charges and all claims by the Securities and Exchange Commission (SEC) against the company stemming from the Deepwater Horizon accident, oil spill, and response.

"All of us at BP deeply regret the tragic loss of life caused by the Deepwater Horizon accident as well as the impact of the spill on the Gulf coast region," said Bob Dudley, BP's Group Chief Executive. "From the outset, we stepped up by responding to the spill, paying legitimate claims and funding restoration efforts in the Gulf. We apologize for our role in the accident, and as today's resolution with the U.S. government further reflects, we have accepted responsibility for our actions."

In eliminating the possibility of any further federal criminal charges against the company based on the accident, BP has taken another significant step forward in removing legal uncertainty and can now focus more fully on defending itself against all remaining civil claims.

"We believe this resolution is in the best interest of BP and its shareholders," said Carl-Henric Svanberg, BP's Chairman."It removes two significant legal risks and allows us to vigorously defend the company against the remaining civil claims."

TERMS OF RESOLUTION

As part of the resolution, BP has agreed to plead guilty to 11 felony counts of Misconduct or Neglect of Ships Officers relating to the loss of 11 lives; one misdemeanor count under the Clean Water Act; one misdemeanor count under the Migratory Bird Treaty Act; and one felony count of obstruction of Congress. This resolution is subject to U.S. federal court approval.

Thirteen of the 14 criminal charges pertain to the accident itself and are based on the negligent misinterpretation of the negative pressure test conducted on board the
Deepwater Horizon.  BP acknowledged this misinterpretation more than two years ago when it released its internal investigation report. Today's agreement is consistent with BP's position in the ongoing civil litigation that this was an accident resulting from multiple causes, involving multiple parties, as found by other official investigations. The remaining criminal count pertains to two BP communications made to a member of Congress during the spill response about flow rate estimates. As part of its resolution of criminal claims with the U.S. government, BP will pay $4 billion, including $1.256 billion in criminal fines, in installments over a period of five years. BP has also agreed to a term of five years' probation.

Under the resolution with the Department of Justice (DOJ), a total of $2.394 billion will be paid to the National Fish & Wildlife Foundation (NFWF) over a period of five years. In addition, $350 million will be paid to the National Academy of Sciences (NAS) over a period of five years.

Pursuant to the terms of the plea agreement, BP has also agreed to take additional actions, enforceable by the court, to further enhance the safety of drilling operations in the Gulf of Mexico. These requirements relate to BP's risk management processes, such as third-party auditing and verification, training, and well control equipment and processes such as blowout preventers and cementing. In addition, BP has agreed to several initiatives with academia and regulators to develop new technologies related to deepwater drilling safety.

The resolution also provides for the appointment of two monitors, both with terms of four years. A process safety monitor will review, evaluate and provide recommendations for the improvement of BP's process safety and risk management procedures concerning deepwater drilling in the Gulf of Mexico. An ethics monitor will review and provide recommendations for the improvement of BP's Code of Conduct and its implementation and enforcement.

Under U.S. law, companies convicted of certain criminal acts can be debarred from contracting with the federal government. BP has not been advised of the intention of any federal agency to suspend or debar the company in connection with this plea agreement. BP will continue to work cooperatively with the debarment authority.

In its resolution with the SEC, BP has resolved the Commission's Deepwater Horizon-related claims against the company under Sections 10(b) and 13(a) of the Securities Exchange Act of 1934 and the associated rules. BP has agreed to a civil penalty of $525 million, payable in three installments over a period of three years, and has consented to the entry of an injunction prohibiting it from violating certain U.S. securities laws and regulations. The SEC's claims are premised on oil flow rate estimates contained in three reports provided by BP to the SEC during a one-week period (on April 29 and 30 and May 4, 2010), within the first 14 days after the accident. This resolution is subject to U.S. federal court approval.

"Since the spill, we have worked hard to rebuild confidence in the company," said Mr. Dudley.  "We take seriously not only our commitment to safety and operational excellence but also our communications with stakeholders, including the public, the government and our investors."

FINANCIAL IMPLICATIONS OF RESOLUTION

The aggregate amount of the resolution is approximately $4.5 billion, with payments scheduled over a period of six years. As of the end of September 2012, BP's financial statements recorded a charge taken against pre-tax income in relation to the accident and oil spill of $38.1 billion. This charge included $525 million provided for the SEC settlement. Today's resolution is expected to result in an increase of approximately $3.85 billion to the $38.1 billion charge taken against income as of the end of September. BP's financial statements as of the end of December 2012 will reflect this additional charge, as well as any other adjustments arising during the fourth quarter. It is anticipated that the cash outflows can be met within BP's current financial framework. A summary payment schedule is attached to this release.

LOOKING FORWARD

BP will continue to vigorously defend itself against all remaining civil claims and to contest allegations of gross negligence in those cases. The remaining claims include: federal civil claims, including those arising under the Clean Water Act; federal and state Natural Resource Damages claims; private civil claims pending in MDL 2179 that were not covered by the settlement with the Plaintiffs' Steering Committee (PSC); private securities claims pending in MDL 2185; state economic loss claims; and miscellaneous private civil claims pending in other federal and state courts. BP believes that today's agreement is consistent with its legal position that it was not grossly negligent. All the pleas related to the accident itself are based on no more than negligent conduct.

"From the outset, we made a commitment to clean up the spill and pay legitimate claims - and we've been fulfilling that commitment ever since," said Mr. Dudley. "As we move forward, we are preparing to defend ourselves in court on the remaining claims.  We are open to settlements, but only on reasonable terms."

A SAFER, STRONGER BP

BP has taken significant steps to further enhance safety and risk management throughout its global operations. It launched an internal investigation immediately after the accident, publicly released the results, and has been implementing all 26 of the investigation's recommendations.  BP has also, among other things, made key leadership changes, reorganized its upstream business, created a centralized Safety and Operational Risk organization, and adopted new deepwater drilling standards in the Gulf of Mexico that exceed current regulatory requirements.  BP has shared what it has learned with industry and regulators around the world.

"We are committed to building a safer, stronger BP," said Mr. Svanberg. "This work did not begin with the Deepwater Horizon accident and will not end with today's resolution."

Over the past five years, BP has invested more than $52 billion in the United States - more than any other oil and gas company, and more than it invests in any other country where it operates. The company employs 23,000 Americans and supports nearly a quarter of a million American jobs.

On top of this business investment, BP has to date spent more than $14 billion in operational response and clean-up costs. BP continues to monitor the Gulf and its shoreline, and the company has supported regional tourism, promoted Gulf seafood, and committed $1 billion to early restoration projects. BP also quickly set up a process to pay all legitimate claims and established a $20 billion Trust to assure Americans that the resources to pay claims, settlements, and other costs would be there. To date, BP has paid more than $9 billion to individuals, businesses and government entities and has already agreed to a settlement with the Plaintiffs' Steering Committee, resolving the substantial majority of outstanding private economic loss, property damage and medical claims, which BP estimates will cost approximately $7.8 billion.

Notes to Editors:

·    As is typical procedure in criminal resolutions, the government has filed a document called an "information," which is a formal charging document that describes the government's allegations and the offenses with which BP is being charged.  The plea agreement between BP and the DOJ includes an exhibit called an "allocution," which sets forth the specific facts to which BP has admitted.

·    As is typical procedure in SEC settlements, the SEC has filed a Complaint in federal court in the Eastern District of Louisiana.  BP consented to the entry of a final judgment that provides for the payment of the civil penalty and the injunction.

·    The injunction to which BP has consented as part of today's agreement with the SEC is typical in these types of settlements. If BP were to violate the injunction, the SEC can petition the Court to hold the company in contempt of the court order.

·    All deferred payments under the SEC settlement will be subject to applicable U.S. statutory post-judgment interest, which is based upon a rate equal to the weekly average 1-year constant maturity U.S. Treasury yield.

·    BP's ordinary shares are listed on the London Stock Exchange.  In the U.S., the company's shares trade on the New York Stock Exchange in the form of ADS.  BP is subject to the information requirements of foreign private issuers under the U.S. Securities Exchange Act of 1934. The reports on which the SEC's claims are based were provided to the SEC on a Form 6-K.  Further information related to BP's listings is available in BP's Annual Report and Accounts and Form 20-F 2011.

·    BP has previously secured contributions toward response and compensation costs from the co-owners of the Macondo well, Anadarko ($4 billion) and MOEX ($1 billion), and from contractors who worked there, including
    Cameron ($250 million) and Weatherford ($75 million).

Summary Schedule of Payments

$M	SEC $525M over 3 years	Criminal Fine $1256M over 5 years	NFWF & NAS payments $2744M over 5 years	Total new cash payments
2012	175			175
2013	175	506	420	1101
2014	175	250	345	770
2015		150	380	530
2016		150	590	740
2017		200	1009	1209
Total	525	1256	2744	4525

Note:Estimated payment dates assume court approvals and a sentencing date prior to December 31, 2012 (the date will be set by the court) and assume that the National Academy of Sciences agreement is signed upon announcement of the resolution.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 15 November 2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary